UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 2Q11 PASSENGER TRAFFIC UP 2.89% YOY

México D.F., July 25, 2011 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and six-month periods ended June 30, 2011.

2Q11 Highlights1:

•	EBITDA2 increased by 10.00% to Ps.621.29 million

•	Total passenger traffic was up 2.89%

•	Total revenues increased by 7.07% due to increases of 5.38% in aeronautical revenues, 9.34% in non-aeronautical revenues and 9.39% in construction services revenues

•	Commercial revenues per passenger increased by 8.26% to Ps.66.22

•	Operating profit rose by 10.69%

•	EBITDA margin increased to 56.76% from 55.25% in 2Q10

_________________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three and six-month periods ended June 30, 2011, and the equivalent three and six-month periods ended June 30, 2010. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.7230.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 2Q11, Page 1 of 17

Passenger Traffic

For the second quarter of 2011, total passenger traffic increased year-over-year by 2.89%. Domestic passenger traffic rose 5.73% while international passenger traffic increased 0.90%.

The 0.90% increase in international passenger traffic resulted mainly from an increase of 1.18% in international traffic at the Cancún airport.

The 5.73% increase in domestic passenger traffic was due to increases of 8.44%, 13.77%, 20.73% and 12.20% in domestic traffic at Cancún, Villahermosa, Huatulco and Mérida, respectively. These increases were partially offset by the 18.44%, 22.51%, 9.78% and 5.91% declines in passenger traffic at Oaxaca, Minatitlán, Tapachula and Veracruz.

Passenger traffic for 1H11 increased 0.69% compared to 1H10, reflecting increases of 1.48% in domestic passenger traffic and 0.23% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	2Q10	2Q11	% Change	1H10	1H11	% Change
Cancún	854.3	926.4	8.44	1,545.7	1,624.3	5.09
Cozumel	9.3	9.3	-	20.4	19.8	(2.94)
Huatulco	84.4	101.9	20.73	159.7	178.0	11.46
Mérida	258.1	289.6	12.20	508.2	531.5	4.58
Minatitlán	34.2	26.5	(22.51)	65.2	50.5	(22.55)
Oaxaca	100.3	81.8	(18.44)	205.7	151.8	(26.20)
Tapachula	45.0	40.6	(9.78)	90.8	77.1	(15.09)
Veracruz	211.6	199.1	(5.91)	394.4	373.4	(5.32)
Villahermosa	168.5	191.7	13.77	332.8	365.6	9.86
TOTAL	1,765.7	1,866.9	5.73	3,322.9	3,372.0	1.48
Note:                      Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	2Q10	2Q11	% Change	1H10	1H11	% Change
Cancún	2,330.9	2,358.3	1.18	5,204.0	5,220.2	0.31
Cozumel	109.0	102.7	(5.78)	245.4	246.4	0.41
Huatulco	10.6	10.5	(0.94)	53.6	48.6	(9.33)
Mérida	23.1	20.1	(12.99)	49.5	47.5	(4.04)
Minatitlán	1.4	1.1	(21.43)	2.7	2.1	(22.22)
Oaxaca	11.7	10.9	(6.84)	27.0	23.7	(12.22)
Tapachula	1.1	2.2	100.00	2.1	4.1	95.24
Veracruz	18.2	23.2	27.47	35.2	41.4	17.61
Villahermosa	11.8	11.5	(2.54)	24.2	22.6	(6.61)
TOTAL	2,517.8	2,540.5	0.90	5,643.7	5,656.6	0.23
Note:      Passenger figures exclude transit and general aviation passengers.

ASUR 2Q11, Page 2 of 17

Table III: Total Passengers (in thousands)
Airport	2Q10	2Q11	% Change	1H10	1H11	% Change
Cancún	3,185.2	3,284.7	3.12	6,749.7	6,844.5	1.40
Cozumel	118.3	112.0	(5.33)	265.8	266.2	0.15
Huatulco	95.0	112.4	18.32	213.3	226.6	6.24
Mérida	281.2	309.7	10.14	557.7	579.0	3.82
Minatitlán	35.6	27.6	(22.47)	67.9	52.6	(22.53)
Oaxaca	112.0	92.7	(17.23)	232.7	175.5	(24.58)
Tapachula	46.1	42.8	(7.16)	92.9	81.2	(12.59)
Veracruz	229.8	222.3	(3.26)	429.6	414.8	(3.45)
Villahermosa	180.3	203.2	12.70	357.0	388.2	8.74
TOTAL	4,283.5	4,407.4	2.89	8,966.6	9,028.6	0.69
Note:                      Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q11

Total revenues for 2Q11 increased year-over-year by 7.07% to Ps.1,094.61  million. This was mainly due to increases of:

•	5.38% in revenues from aeronautical services, principally as a result of the 2.89% rise in passenger traffic;

•	9.34% in revenues from non-aeronautical services, reflecting the 10.53% increase in commercial revenues detailed below; and

•	9.39% increase in revenues from construction services as a result of improvements to its concessioned assets.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 10.53% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	22.31% in retail operations;

•	15.58% in parking lot fees;

•	12.62% in ground transportation;

•	12.09% in duty-free stores;

•	3.59% in other revenues;

•	1.88% in food and beverage;

•	1.54% in advertising; and

•	1.33% in banking and currency exchange services.

ASUR 2Q11, Page 3 of 17

These increases were partially offset by revenue declines of:

•	53.34% in teleservices; and

•	2.64% in car rentals.

Retail and Other Commercial Space

Opened During the Last Twelve Months

Business Name	Type	Opening Date
Cancún
Ice	Currency exchange	September 2010
Telmex	Internet booths (18 booths)	August & September 2010
Air Shop	Convenience store	October 2010
Johnny Rockets	Food and beverage	December 2010
Bubba Gump	Food and beverage	December 2010
Duty Paid	Retailer	December 2010
Panamá Jack	Convenience store	March 2011
Grab & Go	Food and beverage	April 2011
California Pizza Kitchen	Food and beverage	April 2011
Veracruz
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	December 2010
Villahermosa
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	December 2010
Oaxaca
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store	December 2010
Mérida
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	November 2010
Cozumel
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store	January 2011
Minatitlán
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	January 2011

ASUR 2Q11, Page 4 of 17

Business Name	Type	Opening Date
Tapachula
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	January 2011
Huatulco
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	December 2010

Construction revenues and expenses. As a result of ASUR’s adoption of I-MFRS 17, “Service Concession Contracts”, ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 2Q11, ASUR recognized Ps.134.94 million in “Construction Services” because of improvements to its concessioned assets, a 9.39% year-on-year increase. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of I-MFRS 17, the increase in Construction Revenues in 2Q11 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 2Q11 increased 3.93% year-over-year. This was primarily due to the following increases:

•	2.85% in concession fees paid to the Mexican government, mainly due to the decrease in regulated revenues (a factor in the calculation of the fee);

•	2.31% in administrative expenses, principally in security and travel expenses;

•	10.00% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	6.37% in depreciation and amortization resulting mainly from higher investments made since 2Q11; and

•	9.39% in construction costs due to improvements made to the concessioned assets during the period.

These increases were partially offset by the 0.43% decline in cost of services.

Operating margin for the quarter increased to 48.08% from 46.51% in 2Q10. This was mainly due to the 7.07% increase in revenues, which more than offset the 3.93% increase in expenses during the period.

ASUR 2Q11, Page 5 of 17

Comprehensive Financing Cost for 2Q11 declined year-over-year by Ps.11.34 million from Ps.3.5 million in 2Q10. During 2Q11, the Company reported net interest income of Ps.4.4 million, resulting from interest income of Ps.20.0 million and accrued interest expenses of Ps.15.6 million. During the quarter ASUR posted a Ps.0.5 million mark-to-market gain in its interest rate swap and an exchange rate loss of Ps.2.2 million.

During 2Q10, ASUR reported net interest income of Ps.4.4 million resulting from interest income of Ps.13.0 million and accrued interest expenses of Ps.8.6 million. This was partially offset by a Ps.0.9 million mark-to-market loss on the Company’s interest rate swap and a Ps.14.9 million exchange rate loss.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 2Q11 declined by 0.46%, or Ps.0.69 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.0.8 million caused by some of ASUR’s subsidiaries;

•	A Ps.5.5 million increase in the provision for income taxes, because Cancun Airport has paid income taxes instead of IETU since 2010, but in 2010 it still amortized fiscal losses;

•	A Ps.9.4 million decline in deferred income taxes resulting from the recognition of the changes in fiscal depreciation rates beginning in 4Q10;

•	A Ps.3.9 million increase in deferred IETU because of the expiry of tax credits; and

•	A Ps.3.1 million increase in the provision for asset taxes because they cannot be credited against other taxes.

Net income for 2Q11 increased 12.04% to Ps.386.18 million from Ps.344.68 million in 2Q10. Earnings per common share for the quarter were Ps.1.2873, or earnings per ADS (EPADS) of US$1.0981 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.1489, or EPADS of US$0.0981, for the same period last year.

ASUR 2Q11, Page 6 of 17

  Table IV: Summary of Consolidated Results for 2Q11
	2Q10	2Q11	% Change
Total Revenues	1,022,338	1,094,610	7.07
Aeronautical Services	587,983	619,617	5.38
Non-Aeronautical Services	310,995	340,050	9.34
Commercial Revenues	267,018	295,145	10.53
Construction Services	123,360	134,943	9.39
Operating Profit	475,474	526,279	10.69
Operating Margin %	46.51%	48.08%	3.37
EBITDA	564,795	621,291	10.00
EBITDA Margin %	55.25%	56.76%	2.74
Net Income	344,684	386,183	12.04
Earnings per Share	1.1489	1.2873	12.04
Earnings per ADS in US$	0.9801	1.0981	12.04
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.7230.

 Table V: Commercial Revenues per Passenger for 2Q11
	2Q10	2Q11	% Change
Total Passengers (‘000)	4,366	4,458	2.18
Total Commercial Revenues	267,018	295,145	10.53
Commercial revenues from direct operations (1)	47,790	63,173	32.19
Commercial revenues excluding direct operations	219,228	231,972	5.81

Total Commercial Revenue per Passenger	61.17	66.22	8.26
Commercial revenue from direct operations per passenger (1)	10.95	14.17	29.41
Commercial revenue per passenger (excluding direct operations)	50.22	52.05	3.66
Note: For purposes of this table, approximately 82,800 and 51,100 transit and general aviation passengers are included for 2Q10 and 2Q11, respectively.
(1)	Revenues from direct commercial operations in 2Q11 represent ASUR’s operation of 25 convenience stores in airports and the direct sale of advertising space.

ASUR 2Q11, Page 7 of 17

   Table VI: Operating Costs and Expenses for 2Q11
	2Q10	2Q11	% Change
Cost of Services	220,921	219,977	(0.43)
Construction Costs	123,360	134,943	9.39
Administrative	40,082	41,007	2.31
Technical Assistance	29,726	32,700	10.00
Concession Fees	43,454	44,692	2.85
Depreciation and Amortization	89,321	95,012	6.37
TOTAL	546,864	568,331	3.93

Consolidated Results for 1H11

Total revenues for 1H11 increased year-over-year by 3.37% to Ps.2,157.5 million, mainly due to the following increases:

•	3.64% in revenues from aeronautical services as a result of the 0.69% increase in passenger traffic during the period; and

•	7.25% in revenues from non-aeronautical services, principally as a result of the 8.12% rise in commercial revenues detailed below.

These increases were partially offset by a 9.54% decline in revenues from construction services.

Commercial revenues for 1H11 rose by 8.12% year-over-year, principally as a result of revenue increases in the following areas:

•	15.50% in retail operations;

•	10.39% in parking lot fees;

•	10.62% in duty-free stores;

•	2.77% in ground transportation services;

•	7.11% in advertising.

•	1.66% in other income; and

•	2.33% in food and beverage.

These increases were partially offset by revenue declines in the following areas:

•	47.67% in teleservices;

•	1.94% in car rentals; and

•	0.52% in banking and currency exchange services.

Total operating costs and expenses for 1H11 rose 1.29%, mainly due to the following increases:

•	2.15% in administrative expenses, principally telephone service, security, and travel expenses;

ASUR 2Q11, Page 8 of 17

•
4.27% in cost of services, mainly reflecting the higher energy, security, maintenance and cleaning costs. Costs in connection with the opening of convenience stores directly operated by the Company at its airports beginning in November 2010 also contributed to the increase.

•	5.50% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	1.06% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	5.96% in depreciation and amortization mainly due to changes in the depreciation and amortization rates.

Construction costs, in turn, declined by 9.54% year-on-year.

Operating margin increased to 51.42% for 1H11, from 50.42% in 1H10.  This was mainly the result of the 3.37% increase in revenues which more than offset the 1.29% increase in administrative expenses for the period.

Net income for 1H11 increased by 4.03% to Ps.806.39 million. Earnings per common share for the period were Ps.2.6880, or earnings per ADS (EPADS) of US$2.2929 (one ADS represents ten series B common shares).  This compares with Ps.2.5838, or EPADS of US$2.2040, for the same period last year.

  Table VII: Summary of Consolidated Results for 1H11
(in thousands)
	1H10	1H11	% Change
Total Revenues	2,087,071	2,157,507	3.37
Aeronautical Services	1,227,427	1,272,096	3.64
Non-Aeronautical Services	641,977	688,520	7.25
Commercial Revenues	554,467	599,504	8.12
Construction Services	217,667	196,891	(9.54)
Operating Profit	1,052,265	1,109,304	5.42
Operating Margin %	50.42%	51.42%	1.98%
EBITDA	1,230,799	1,298,487	5.50
EBITDA Margin %	58.97%	60.18%	2.06%
Net Income	775,131	806,388	4.03
Earnings per Share	2.5838	2.6880	4.03
Earnings per ADS in US$	2.2040	2.2929	4.03
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.7230.

ASUR 2Q11, Page 9 of 17

 Table VIII: Commercial Revenues per Passenger for 1H11
(in thousands)
	1H10	1H11	% Change
Total Passengers *(‘000)	9,146	9,135	(0.12)
Total Commercial Revenues	554,467	599,504	8.12
Commercial revenues from direct operations (1)	99,200	125,806	26.82
Commercial revenues excluding direct operations	455,267	473,698	4.05

Total Commercial Revenue per Passenger	60.62	65.63	8.26
Commercial revenue from direct operations per passenger (1)	10.85	13.77	26.91
Commercial revenue per passenger (excluding direct operations)	49.77	51.86	4.20

*	For purposes of this table, approximately 179,500 and 106,100 transit and general aviation passengers are included for 1H10 and 1H11, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of convenience stores as well as the direct sale of advertising space by the Company.

Table IX: Operating Costs and Expenses for 1H11
(in thousands)
	1H10	1H11	% Change
Cost of Services	405,393	422,712	4.27
Construction Costs	217,667	196,891	(9.54)
Administrative	78,590	80,281	2.15
Technical Assistance	64,779	68,341	5.50
Concession Fees	89,843	90,795	1.06
Depreciation and Amortization	178,534	189,183	5.96
TOTAL	1,034,806	1,048,203	1.29

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H11 were Ps.1,338.11 million, resulting in an annual average tariff per workload unit of Ps.143.70. ASUR’s regulated revenues accounted for approximately 62.02% of total income for the period.
The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 2Q11, Page 10 of 17

Balance Sheet

On June 30, 2011, Airport Concessions represented 81.26% of the Company’s total assets, with current assets representing 15.68% and other assets representing 3.06%.

Cash and cash equivalents on June 30, 2011 were Ps.1,366.44 million, 131.33% above the Ps.590.69 million in cash and cash equivalents recorded on June 30, 2010.

Shareholders’ equity at the close of 2Q11 was Ps.14,701.85 million and total liabilities were Ps.3,644.58 million, representing 80.13% and 19.87% of total assets, respectively. Total deferred liabilities represented 62.09% of the Company’s total liabilities.

Total bank debt at June 30, 2011 was Ps.831.5 million, including Ps.1.0 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments.

During the quarter, ASUR made principal payments of Ps.29.2 million in connection with the Ps.350 and 570 million three-year credit agreements .

During August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 32% of the interest rate exposure under its Ps.350 and 570 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21%1. The interest rate hedge during the quarter resulted in a Ps.0.5 million gain.

ASUR 2Q11, Page 11 of 17

Capital Expenditures

During 2Q11, ASUR made investments of Ps.109.45 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Recent Events

Adolfo Castro Assumes CEO Position at ASUR; Fernando Chico Pardo Remains Chairman
On May 26, 2011, ASUR announced that Mr. Adolfo Castro was named Chief Executive Officer effective June 1, 2011 and that Mr. Fernando Chico Pardo, the Chairman and CEO, will remain Chairman of the Company and President of the Nominations and Compensation, Operations, and Acquisitions and Contracts Committees.

The Company’s Board of Directors received and accepted Mr. Fernando Chico Pardo’s resignation as Chief Executive Officer and approved the proposal presented by its Nominations and Compensations Committee to name Adolfo Castro to the position of Chief Executive Officer. ASUR’s Board of Directors expects to name a new Chief Financial and Strategic Planning Officer shortly. In the interim, Mr. Castro will continue to oversee the financial and strategic planning areas of the Company.

2Q11 Earnings Conference Call

Day:	Tuesday, July 26, 2011

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.713.4211 (US & Canada) and 617.213.4864 (International & Mexico)

Access Code:	18955383

Pre-registration:	If you would like to pre-register for the conference call use the following link:

https://www.theconferencingservice.com/prereg/key.process?key=PBEBKARFX

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

ASUR 2Q11, Page 12 of 17

Replay:
Starting Tuesday, July 26, 2011 at 12:00 PM US ET, ending at midnight US ET on Tuesday, August 2, 2011. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 58205801.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q11, Page 13 of 17

ASUR 2Q11, Page 14 of 17

ASUR 2Q11, Page 15 of 17

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2011 and 2010

Thousands of Mexican pesos

Item	Cumulative 2010	Cumulative 2011	Variation %	2nd. Quarter 2010	2nd. Quarter 2011	Variation %
Revenues						
Aeronautical Services	1,227,427	1,272,096	3.64	587,983	619,617	5.38
Non-Aeronautical Services	641,977	688,520	7.25	310,995	340,050	9.34
Construction Services	217,667	196,891	(9.54)	123,360	134,943	9.39
Total Revenues	**2,087,071**	**2,157,507**	**3.37**	**1,022,338**	**1,094,610**	**7.07**
Operating Expenses						
Cost of Services	405,393	422,712	4.27	220,921	219,977	(0.43)
Cost of Construction	217,667	196,891	(9.54)	123,360	134,943	9.39
General and Administrative Expenses	78,590	80,281	2.15	40,082	41,007	2.31
Technical Assistance	64,779	68,341	5.50	29,726	32,700	10.00
Concession Fee	89,843	90,795	1.06	43,454	44,692	2.85
Depreciation and Amortization	178,534	189,183	5.96	89,321	95,012	6.37
Total Operating Expenses	**1,034,806**	**1,048,203**	**1.29**	**546,864**	**568,331**	**3.93**
Operating Income	**1,052,265**	**1,109,304**	**5.42**	**475,474**	**526,279**	**10.69**
Comprehensive Financing Cost	13,432	7,102	(47.13)	18,442	7,104	(61.48)
Non-Ordinary Item						
Non-Ordinary Item	676	(677)	(200.15)	670	(677)	(201.04)
Income Before Income Taxes	**1,065,021**	**1,117,083**	**4.89**	**493,246**	**534,060**	**8.27**
Provision for IETU	5,146	7,434	44.46	3,030	(821)	(127.10)
Provision for Income Tax	234,383	311,097	32.73	135,319	140,886	4.11
Provision for Asset Tax	-	5,210	-	-	3,126	-
Deferred Income Taxes	37,768	(28,520)	(175.51)	4,282	(5,132)	(219.85)
Deferred IETU	12,593	15,474	22.88	5,931	9,818	65.54
Net Income for the Year	**775,131**	**806,388**	**4.03**	**344,684**	**386,183**	**12.04**
Earnings per share	**2.58**	**2.69**	**4.03**	**1.1489**	**1.2873**	**12.04**
Earnings per American Depositary Share (in U.S. Dollars)	**2.20**	**2.29**	**4.03**	**0.9801**	**1.0981**	**12.04**

Exchange rate per dollar Ps. 11.723

ASUR 2Q11, Page 16 of 17

ASUR 2Q11, Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 25, 2011